SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 3 FOR THE MONTH OF APRIL 2009

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Further to its Immediate Report on March 22, 2009, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report on April 20, 2009, giving notice of the results of the Annual General Meeting of the Bank which took place on April 20, 2009. Following is a summary of the resolutions which were passed:

     1. To appoint the firm of Kesselman and Kesselman as auditors of the Bank for 2009. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

     2. To authorize the Board of Directors of the Bank to set the auditors' remuneration for their auditing services for 2009, subject to the following conditions:

               a. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

               b. The Board of Directors shall review the time sheet and remuneration report that will be presented by the auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

          The required majority to pass the above resolution was a simple majority. The above resolution was passed unanimously.

     3. To approve the amendment of Article 86 of the Bank's Articles' so that the minimum number of members of the Board shall be 5 instead of 7. In accordance thereto, in place of the words "no less than seven" in
          Article 86 of the Bank's Articles shall come the words "no less than five"

          The required majority to pass the above resolution was at least 75% of those participating in the vote, excluding abstaintees.

          The above resolution was passed unanimously; no controlling shareholder (nor anyone on its behalf) participated in the vote.


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                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the compromise and arrangement plan between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, a plan which was approved by the Bank's shareholders on October 30, 2008 and November 6, 2008 and by the Tel Aviv District Court on November 24, 2008; the outcome of the sale process of the Bank's shares according to the above plan, which was begun on April 6, 2009; the government's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities.. Although we believe that the assumptions underlying the forward-looking statements contained herein, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2008 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: April 20, 2009                                 By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel

                                                     By: /s/ Natan Atlas
                                                     ------------------------
                                                     Natan Atlas
                                                     General Secretary